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The York Water Company
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THE YORK WATER COMPANY
130 EAST MARKET STREET
YORK, PENNSYLVANIA 17401

March 24, 2010

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS OF THE YORK WATER COMPANY

NOTICE IS HEREBY GIVEN that the Annual Meeting of the Shareholders of The York Water Company will be held at The Strand-Capitol Performing Arts Center, 50 North George Street, York, Pennsylvania, on Monday, May 3, 2010, at 1:00 p.m. for the purpose of taking action upon the following proposals:

(1)   To elect three (3) Directors to three-year terms of office;

(2)   To approve an amendment of our Amended and Restated Articles of Incorporation to eliminate cumulative voting;

(3)   To ratify the appointment of ParenteBeard LLC as the independent registered public accounting firm for the fiscal year ending December 31, 2010; and

(4)   To transact such other business as may properly come before the meeting.

The Board of Directors has fixed the close of business on February 26, 2010, as the record date for the determination of shareholders entitled to notice of and to vote at the meeting, and at any adjournment or adjournments thereof.

You are cordially invited to attend the meeting. In the event you will be unable to attend, you are respectfully requested to submit your proxy either (a) electronically or; (b) by signing, dating and returning the enclosed proxy at your earliest convenience in the enclosed stamped return envelope. Returning your proxy does not deprive you of the right to attend the meeting and vote your shares in person.

By order of the Board of Directors,

BRUCE C. McINTOSH
Secretary

TABLE OF CONTENTS

THE YORK WATER COMPANY
130 EAST MARKET STREET
YORK, PENNSYLVANIA 17401

March 24, 2010

PROXY STATEMENT

This Proxy Statement and the accompanying form of proxy are being furnished to the shareholders of The York Water Company (hereinafter referred to as the "Company") in connection with the solicitation of proxies by the Board of Directors of the Company, whereby shareholders would appoint John L. Finlayson, Thomas C. Norris, and Ernest J. Waters, and each of them, as Proxies on behalf of the shareholders, to be used at the Annual Meeting of the Shareholders of the Company to be held at 1:00 p.m. at The Strand Capitol Performing Arts Center, 50 North George Street, York, Pennsylvania, Monday, May 3, 2010 (the "Annual Meeting"), and at any adjournment thereof.

Solicitation of proxies will be made by mail, telephone and via the internet. Those shareholders who previously opted out of printed copies of the proxy materials will receive a Notice Regarding the Availability of Proxy Materials (the "Notice") by mail. The Notice will instruct you as to how you may access and review the proxy materials. The Notice also instructs you as to how you may submit your proxy over the Internet or by telephone. If you previously opted out of printed copies of the proxy materials but would like to receive a printed copy of such materials, or vote by telephone, you should follow the instructions included in the Notice. Those shareholders who have requested printed copies and some of those who have not specifically opted out of printed copies of the proxy materials will be provided printed copies. It is anticipated that proxy materials will first be mailed and made available on the Internet on March 24, 2010.

The expense of this solicitation will be paid by the Company. If necessary, some of the officers of the Company and regular employees of the Company may solicit proxies personally or by telephone. In addition, the Company has retained The Altman Group to assist with research, analysis and solicitation of proxies and has agreed to pay them approximately $5,500 plus reasonable expenses for such services. Banks, brokerage houses and other institutions and fiduciaries will be requested to forward the proxy materials to beneficial owners and to obtain authorization for the execution of proxies.

A shareholder who submits a proxy electronically, by telephone, or completes and forwards the enclosed proxy is not precluded from attending the Annual Meeting and voting his or her shares in person, and may revoke the proxy by delivering a later dated proxy or by written notification at any time before the proxy is exercised.

PURPOSE OF THE MEETING

At the Annual Meeting, shareholders of the Company will consider and vote upon three proposals: (i) to elect three (3) Directors to serve for a term of three (3) years; (ii) to amend our Amended and Restated Articles of Incorporation to eliminate cumulative voting; and (iii) to ratify the appointment of ParenteBeard LLC as the independent registered public accounting firm for the fiscal year ending December 31, 2010. Shareholders may also consider and vote upon such other matters as may properly come before the Annual Meeting or any adjournment thereof.

1

VOTING AT THE MEETING

The outstanding securities of the Company entitled to vote at the meeting consist of 12,576,851 shares of our Common Stock. The presence at the Annual Meeting in person or by proxy of shareholders entitled to cast a majority of the votes that all shareholders are entitled to cast will constitute a quorum for the Annual Meeting.

The record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting or at any adjournment or adjournments thereof was the close of business on February 26, 2010. Shareholders are entitled to one vote for each share on all matters coming before the meeting, except that shareholders have cumulative voting rights with respect to the election of Directors. Cumulative voting rights permit each shareholder to cast as many votes in the election of each class of Directors to be elected as shall equal the number of such shareholder's shares of Common Stock multiplied by the number of Directors to be elected in such class of Directors, and each shareholder may cast all such votes for a single nominee or distribute such votes among two or more nominees in such class as the shareholder may see fit. Discretionary authority to cumulate votes is not being solicited.

In accordance with Pennsylvania law, a shareholder can withhold authority to vote for all nominees for Directors or can withhold authority to vote for certain nominees for Directors. Directors will be elected by a plurality of the votes cast. Votes that are withheld will be excluded from the vote and will have no effect.

Any votes that are withheld on the proposals to amend our Articles of Incorporation or to ratify the appointment of the independent registered public accounting firm will have no effect because these proposals require the affirmative vote of a majority of the votes cast by all shareholders entitled to vote.

Brokers who have received no voting instructions from their customers will not have discretion to vote with respect to election of directors or the amendment to our Articles of Incorporation, but will have the discretion to vote with respect to the proposal to ratify the appointment of the Company's auditors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

No person, so far as known to the Company, beneficially owns more than five (5) percent of the Company's outstanding common stock as of February 26, 2010.

The following table sets forth certain information regarding the beneficial ownership of our Common Stock as of February 26, 2010, by (1) each director and other director nominee of the Company, (2) each executive officer named in the summary compensation table included elsewhere herein and (3) all executive officers and directors as a group.

The information appearing in the following table with respect to beneficial ownership of Common Stock of the Company has been furnished to the Company by the three nominees, the seven directors continuing in office, and the six executive officers, all as of February 26, 2010.

The table includes shares owned or beneficially owned by the respective individuals as of February 26, 2010. No individual has a specific right to acquire beneficial ownership of any additional shares within 60 days.

	Number of Shares Beneficially Owned (1)		Percent of Total Shares Outstanding(2)
Vernon L. Bracey	423	(3)	0.00
Cynthia A. Dotzel, CPA	9,309		0.07
John L. Finlayson	20,079		0.16
Michael W. Gang, Esq.	9,045		0.07
Joseph T. Hand	5,370	(4)	0.04
Jeffrey R. Hines, P.E.	36,185	(5)	0.29
George W. Hodges	1,654	(6)	0.01
George Hay Kain, III	33,956	(7)	0.27
Bruce C. McIntosh	3,106		0.02
Kathleen M. Miller	4,007		0.03
William T. Morris	35,583	(8)	0.28
Thomas C. Norris	17,995	(9)	0.14
Jeffrey S. Osman	13,292	(10)	0.11
Ernest J. Waters	100		0.00
All Directors and Executive Officers as a group (16 persons)	194,074	(11)	1.50

(1) Except as indicated in the footnotes below, Directors and Officers possessed sole voting power and sole investment power with respect to all shares set forth in this column. All Directors and Officers can be reached through the Executive Offices of the Company.

(2) The percentage for each individual or group is based on 12,576,851 shares outstanding as of February 26, 2010.

(3) Includes 17 shares held by Mr. Bracey's step-son for which Mr. Bracey disclaims beneficial ownership.

(4) Includes shares owned jointly by Mr. Hand's wife for which he shares voting and investment power. Includes shares held by Mr. Hand's children for which Mr. Hand disclaims beneficial ownership.

(5) Includes 4,117 shares held by Mr. Hines' wife, for which Mr. Hines disclaims beneficial ownership.

(6) Includes 25 shares held by Mr. Hodges' wife, for which Mr. Hodges disclaims beneficial ownership.

(7) Includes 3,876 shares held by the estate of Mr. Kain's wife for which Mr. Kain disclaims beneficial ownership. Also includes 15,059 shares held by the estate of Mr. Kain's grandfather, for which he is one of three co-trustees and shares voting power and investment power. Shares are held in a brokerage account under terms that require them to be pledged as security for margin loans into which Mr. Kain enters.

(8) Includes shares owned jointly with Mr. Morris' wife, for which he shares voting and investment power.

(9) Includes 7,371 shares held by Mr. Norris' wife, for which Mr. Norris disclaims beneficial ownership.

(10) Includes shares owned jointly with Karen E. Knuepfer, for which he shares voting and investment power.

(11) Includes shares owned by family members, and certain other shares, as to which some Directors and Officers disclaim any beneficial ownership and which are further disclosed in the notes above.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Director Cynthia A. Dotzel became a director of the Company on January 26, 2009 and was required to file an Initial Statement of Beneficial Ownership of Securities (Form 3) within ten days. Ms. Dotzel filed her Form 3 on February 20, 2009 which disclosed a beneficial ownership of 555 shares. Ms. Dotzel filed all other reports in a timely manner.

Other than the aforementioned transaction, the Company believes that during the year ended December 31, 2009, all directors and executive officers complied with all applicable filing requirements of Section 16(a) of the Securities Exchange Act of 1934. The foregoing statement is based solely upon a review of copies of reports on Forms 3, 4 and 5 furnished to the Company and written representations of its Directors and executive officers that no other reports were required.

PROPOSAL 1
ELECTION OF DIRECTORS

With the assistance of legal counsel of the Company, the Nomination and Corporate Governance Committee reviewed the applicable standards for Board member independence and the criteria applied to determine "Audit Committee financial expert" status. The Committee also reviewed a summary of the answers to annual questionnaires completed by each of the Directors and a report of transactions with Director affiliated entities.

On the basis of this review, the Nomination and Corporate Governance Committee delivered a report to the full Board and the Board made its independence and "Audit Committee financial expert" determinations based on the Nomination and Corporate Governance Committee report and supporting information.

As a result of this review, the Board affirmatively determined that the following Directors are "independent directors" as such term is defined by Nasdaq:

Ernest J. Waters	George W. Hodges
John L. Finlayson	George Hay Kain III
Michael W. Gang, Esq.	Thomas C. Norris
Cynthia A. Dotzel, CPA	

At the Annual Meeting, all the nominees, each of whom is currently serving as Director, are to be elected to serve for the ensuing three (3) years and until their respective successors have been elected and qualified. Each share represented by the enclosed proxy will be voted for each of the nominees listed, unless authority to do so is withheld. If any nominee becomes unavailable for any reason or if a vacancy should occur before the election (which events are not anticipated), the shares represented by the enclosed proxy may be voted as may be determined by the Proxies.

The three Directors are to be elected by a plurality of the votes cast at the Annual Meeting, meaning that the directors receiving the most votes are elected, whether or not they receive a majority of the vote. There is no proposed change to plurality voting in this proxy.

NOMIMEES FOR ELECTION TO THREE YEAR TERM EXPIRING IN 2013

Cynthia A. Dotzel, CPA Age 55 Director since 2009	Ms. Dotzel has been a Principal with SF & Company CPAs & Business Advisors since January 2009. Prior to her current position, Ms. Dotzel was a Founder, Secretary and Treasurer of Dotzel & Company, CPAs from 1980 to 2008. Ms. Dotzel served as a director and audit committee chairman of Waypoint Bank and Waypoint Financial Corporation and its predecessor York Federal Savings and Loan from 1989 through 2005. She also serves and has served on the Boards or committees of various non-profit organizations. The Board considered Ms. Dotzel's prior experience in auditing and financial matters and determined that her continued service on the Board would be beneficial.
William T. Morris Age 72 Director since 1978	Mr. Morris, now retired, served as Chairman of the Board of Directors from 2001 to 2008. He was President and Chief Executive Officer of the Company from 1995 to 2002, and General Manager from 1978 to 1995. Mr. Morris was a Registered Professional Engineer in three states, a Certified Waterworks Operator in Pennsylvania and a former Justice of the Peace. Mr. Morris recently served on the Pennsylvania Water Resources Advisory Committee and the Lower Susquehanna Basin Regional Water Resources Committee. He also currently serves as Director, officer or member of various community and non-profit organizations. The Board considered Mr. Morris' prior experience in the water industry as well as his longstanding service to the Company in many capacities and determined that his continued service on the Board would be beneficial.
Jeffrey S. Osman Age 67 Director since 2001	Mr. Osman, now retired, served as President & CEO of the Company from 2003 to 2008, Vice President of Finance, Secretary and Treasurer from 1995 to 2002, and Controller from 1983 to 1995. Prior to joining the Company, Mr. Osman was a regulatory consultant for Gannett Fleming in Camp Hill, PA for 4 years. Prior to that, Mr. Osman worked at a regulated telephone utility for 15 years. During his tenure with the Company, Mr. Osman was a Director with the National Association of Water Companies at both the state and national levels as well as Chairman of the Pennsylvania Chapter. He also has served on numerous community and non-profit organizations. The Board considered Mr. Osman's prior experience in the industry, regulatory and financial matters as well as his longstanding service to the Company in many capacities and determined that his continued service on the board would be beneficial.

TO CONTINUE FOR TERMS EXPIRING IN 2011

John L. Finlayson Age 69 Director since 1993	Mr. Finlayson has been a Vice President and Partner in Susquehanna Real Estate, LP, a real estate development and consulting company, since 2006. He was formerly Vice President of Finance and Administration for Susquehanna Pfaltzgraff Co., a holding company for radio and television broadcasting companies, and a dinnerware products company, from 1978 to 2006. Mr. Finlayson was previously an audit manager for Arthur Anderson & Co. CPA's and was a certified public accountant. Mr. Finlayson has served as director and Audit Committee Chairman of Adhesives Research, Inc., a private company that develops high-performance, custom pressure-sensitive adhesives, tapes, coatings, specialty films, and laminates, since 2005. Mr. Finlayson also participates as an officer or committee member on various community and non-profit organizations.
Thomas C. Norris Age 71 Director since 2000	Mr. Norris, currently retired, was the Chairman of the Board for P.H. Glatfelter Company, Spring Grove, PA, a global supplier of specialty paper and engineered products, from 1988 to 2000. In addition to being Chairman of the Board at P.H. Glatfelter, Mr. Norris was President and CEO from 1980 to 1998, VP of Operations and President of the Glatfelter Pulp Wood Company (a subsidiary) from 1975 to 1980, and President of the Spring Grove Water Company from 1980 to 2000. He was a director of Cadmus Communications, a public company, in Richmond, Virginia from 2000 to 2006. Mr. Norris currently serves as director, compensation and audit committee member for the Glatfelter Insurance Group and Farmer's Fire Insurance in York, Pennsylvania. He also serves and has served on the Boards or committees of various non-profit organizations.
Ernest J. Waters Age 60 Director since 2007	Mr. Waters, currently retired, served as York Area Manager, Met-Ed, a First Energy Company, electric utility, from 1998 to 2009. In addition to management, Mr. Waters' experience includes internal auditing and serving as an expert accounting witness in rate proceedings before the Pennsylvania Public Utility Commission and the Federal Energy Regulatory Commission. He was previously a certified public accountant. Mr. Waters is currently the Chairman of the Board for the York Hospital and a member of the Wellspan Board of Directors, the parent company of York Hospital. He also serves and has served on the Boards or committees of various non-profit and community organizations.

TO CONTINUE FOR TERMS EXPIRING IN 2012

Michael W. Gang, Esq. Age 59 Director since 1996	Mr. Gang is an attorney with Post & Schell PC, Harrisburg, PA, concentrating in regulatory matters. Mr. Gang was a partner in Morgan, Lewis & Bockius, Counselors at Law, in Harrisburg, PA from 1984 to 2005. Mr. Gang is counsel to numerous water, gas, and electric utilities which are regulated by the Pennsylvania Public Utility Commission; and has represented public utilities over a broad range of financial, economic regulation, corporate governance and compensation issues for 32 years.
Jeffrey R. Hines, P.E. Age 48 Director since 2008	Mr. Hines has served as the President and Chief Executive Officer of the Company since 2008. He was Chief Operating Officer and Secretary from 2007 to 2008, and Vice President of Engineering from 1995 to 2006. Mr. Hines is a past chairman of the PA Chapter of the National Association of Water Companies, and serves as director or committee member of various community and non-profit organizations. Mr. Hines is a licensed waterworks and wastewater operator in Pennsylvania, a licensed Professional Engineer in PA and MD, and holds MBA and law degrees.
George W. Hodges Age 59 Director since 2000	Mr. Hodges, now retired, served as non-executive Chairman of the Board of The Wolf Organization, regional distributor of kitchen and bath products and specialty building products, from 2008 to 2009. Prior to being Chairman, Mr. Hodges was a member of the Office of the President of The Wolf Organization from 1986 to 2008. Mr. Hodges is a director and audit committee chairman of Fulton Financial Corporation, which is a public company in Lancaster, PA. He also serves as a director and compensation committee chairman of The Wolf Organization, York, PA, and a director and audit committee member of Topflight Corporation of Glen Rock, PA. In addition, Mr. Hodges is a director in several real estate development companies, a director of Burnham Holdings, Lancaster, PA, and a director of Exteria Building Products, Miami, FL. He also serves and has served on the Boards or committees of various non-profit and community organizations.
George Hay Kain, III Age 61 Director since 1986	Mr. Kain has been a substitute school teacher since 2007. He was a consultant from 2004 to 2007, and sole practitioner, Attorney at Law from 1982 to 2003. Mr. Kain handled pipeline condemnation cases for a local utility, and cases involving real estate, and estates and trusts. Mr. Kain was a solicitor for York County Children and Youth Services where he also practiced in juvenile court. Mr. Kain is also actively involved in various non-profit organizations.

The Board of Directors unanimously recommends a vote **"FOR"** each of the nominees.

PROPOSAL 2
AMENDMENT OF OUR AMENDED AND RESTATED ARTICLES OF INCORPORATION TO ELIMINATE CUMULATIVE VOTING

The Board has authorized an amendment to Article VI of the Company's Amended and Restated Articles of Incorporation to eliminate cumulative voting. The full text of our Amended and Restated Articles of Incorporation, including this amendment, is attached to the Proxy Statement as Exhibit A.

The Company's Amended and Restated Articles of Incorporation currently provide that shareholders have the right to cumulate their votes for the election of directors of the Corporation. Cumulative voting rights permit each shareholder to cast as many votes in the election of each class of Directors to be elected as shall equal the number of such shareholder's shares of Common Stock multiplied by the number of Directors to be elected in such class of Directors, and each shareholder may cast all such votes for a single nominee or distribute such votes among two or more nominees in such class as the shareholder may see fit. In contrast, without cumulative voting, each shareholder has only one vote per share for each nominee. In uncontested elections, like the one covered by this proxy, cumulative voting makes no difference because under the plurality standard, as long as each director gets one vote, he or she is elected.

Pennsylvania Corporation Law provides that the shareholders of a corporation have cumulative voting rights, unless the articles of incorporation expressly provide otherwise. Our Amended and Restated Articles of Incorporation currently provide that our shareholders have the right to cumulate their votes in the election of directors. This proposal is to amend our Amended and Restated Articles of Incorporation to eliminate cumulative voting under applicable Pennsylvania Corporation Law.

In contested elections, cumulative voting could further the candidacy of minority shareholders which may have interests and goals that are not aligned with the interests of all of the Company's shareholders. The Company believes that an effective Board must represent all of its shareholders and not a small shareholder group. In addition, cumulative voting is no longer used at many public companies, and has been used rarely, by the Company's shareholders. For these reasons, the Company proposes to eliminate cumulative voting.

Adoption of this proposal requires the affirmative vote of a majority of the votes cast by all shareholders entitled to vote at the Annual Meeting.

The Board of Directors unanimously recommends a vote **"FOR"** the proposal to amend our Amended and Restated Articles of Incorporation to eliminate cumulative voting.

CORPORATE GOVERNANCE

The Nomination and Corporate Governance Committee ("the Committee") develops and makes recommendations to the Board of Directors concerning corporate governance principles and guidelines. Some of the principles and guidelines are listed below.

The Committee considers candidates for Board membership suggested by its members and other Board members, as well as management and shareholders. The Committee recommends to the Board the appropriate size, function and needs of the Board, so that the Board as a whole collectively possesses a broad range of skills, industry and other knowledge and business and other experience useful to the effective oversight of the Company. Some of these skills include crisis management, accounting and finance, corporate governance and risk management. The Board also seeks members from diverse backgrounds with a reputation for integrity. In addition, Directors should have experience in positions with a high degree of responsibility, be leaders in the companies or institutions with which they are affiliated and be selected based upon contributions that they can make to the Company. The Committee considers all of these qualities when selecting, subject to Board ratification, candidates for Director. No distinctions are made between internally recommended candidates and those recommended by shareholders.

The bylaws of the Company provide that the Board of Directors will consist of no less than eight Directors and no more than twelve directors, who are elected to staggered three-year terms of office. There is a mandatory retirement age of 73 for all directors.

Directors are required under the bylaws of the Company to own at least one share of stock.

The Board conducts an annual evaluation of its performance and the performance of other Board committees. This process is managed by the Nomination and Corporate Governance Committee.

The Audit, Compensation, and Nomination and Corporate Governance committees must be composed of at least three directors all of which are considered independent directors under Nasdaq rules. Each of these three key committees has a charter which is posted on our website (www.yorkwater.com) under "Investor Relations" then "Corporate Governance".

The Board of Directors has adopted a Code of Conduct applicable to all directors and employees. The Code of Conduct is available on our website under "Investor Relations" then "Corporate Governance".

BOARD LEADERSHIP STRUCTURE

The preference of the Board, per its Standing Resolutions, is for the Chairman of the Board to be an independent director per Nasdaq rules. Generally, independent directors' concerns are more in line with shareholder concerns and values, and they offer more objective input and leadership to the Board. Due to the current composition of the Board, with three directors that are not independent, the Board thought it was particularly appropriate to have an independent director as Chairman at this time. The current Chairman also leads executive sessions of the Board's independent directors.

The Board is responsible for oversight of the Company's risk management process. The entire senior management of the Company is responsible for identifying risks, managing risks, and reporting and communicating risks back to the Board of Directors. A Chairman that is independent of management adds another layer of insight to the risk assessment process.

COMMITTEES AND FUNCTIONS

The Company has an Executive Committee, an Audit Committee, a Compensation Committee, and a Nomination and Corporate Governance Committee, all of which are composed of members of the Board of Directors.

The Executive Committee held three (3) meetings during the fiscal year ended December 31, 2009. The Executive Committee is empowered to function as delegated by the Board of Directors. Their main focus is on budgeting, water rates, and debt and equity financing. The Executive Committee is composed of the following Directors appointed by the Board: Thomas C. Norris, Chairman; William T. Morris, Michael W. Gang, Esq.; Jeffrey S. Osman; and Jeffrey R. Hines, P.E.

The Audit Committee held four (4) meetings during the fiscal year ended December 31, 2009. The Audit Committee monitors the audit functions of our independent public accountants and internal controls of the Company. The Audit Committee is composed of the following Directors appointed by the Board: John L. Finlayson, Chairman; George W. Hodges; Thomas C. Norris; and Cynthia A. Dotzel, CPA, all of whom have been determined to be independent as defined by Nasdaq. The Board has adopted a written charter for the Audit Committee, which it reviews and reassesses on an annual basis. A copy of the Audit Committee Charter is available on the Company's website, on the Corporate Governance page at www.yorkwater.com.

The Compensation Committee held two (2) meetings during the fiscal year ended December 31, 2009. The Compensation Committee considers and makes recommendations to the Board of Directors concerning the proposed compensation, salaries and per diems of the corporate officers, Directors and members of the Committees of the Board of Directors of the Company. The Compensation Committee is composed of the following Directors appointed by the Board: George W. Hodges, Chairman; George Hay Kain, III; and Thomas C. Norris, all of whom have been determined to be independent by the Board as defined by Nasdaq. The Board has adopted a written charter for the Compensation Committee, which it reviews and reassesses on an annual basis. A copy of the Compensation Committee Charter is available on the Company's website, on the Corporate Governance page at www.yorkwater.com.

The Compensation Committee reviewed the Company's compensation policies and practices for all employees (including non-executive officers) covering base salaries and wages, deferred compensation, incentive plans and change in control agreements in order to assess the inherent risks involved.

Considering all of the elements of the various compensation plans and the fact that the Company has no competing segments or divisions, the Compensation Committee concluded that the Company's compensation policies and practices did not incentivize excessive risk-taking that would have a material adverse effect on the Company.

The Nomination and Corporate Governance Committee held four (4) meetings during the fiscal year ended December 31, 2009. The Nomination and Corporate Governance Committee recommends the appropriate Board structure, oversees the Board's annual evaluation of its performance and the performance of other Board Committees, and makes recommendations to the Board of Directors for nominations for Directors and Officers of the Company. This Committee will consider nominees recommended by shareholders of the Company. Such recommendations shall be made in writing, should include a statement of the recommended nominee's qualifications and should be addressed to the Committee at the address of the Company. In accordance with the Company's by-laws, actual nominations must be made in writing and must be received by the Company not less than ninety (90) days before the date of the Annual Meeting.

The Nomination and Corporate Governance Committee is composed of the following Directors appointed by the Board: Michael W. Gang, Chairman; John L. Finlayson; and Ernest J. Waters, all of whom have been determined to be independent by the Board as defined by Nasdaq. The Board of Directors has adopted a written charter for the Nomination and Corporate Governance Committee, which it reviews and reassesses on an annual basis. A copy of the Nomination and Corporate Governance Committee charter is available on the Company's website, on the Corporate Governance page at www.yorkwater.com.

EXECUTIVE SESSIONS OF THE BOARD

The independent directors of the Board schedule regular executive sessions of independent directors in which they meet without management participation. The Chairman of the Board leads these sessions.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

COMPENSATION DISCUSSION AND ANALYSIS

Our Named Executive Officers. This section discusses the compensation we paid to our named executive officers (as defined by SEC rules) in 2009. Our named executive officers are:

Name	**Title**
Jeffrey R. Hines, P.E.	President, Chief Executive Officer and Director
Kathleen M. Miller	Chief Financial Officer
Joseph T. Hand	Chief Operating Officer
Bruce C. McIntosh	Vice President-Human Resources
Vernon L. Bracey	Vice President-Customer Service

General Philosophy. We compensate our senior management through a combination of base salary and cash incentives designed to be competitive with comparable employers and to align management's incentives with the long-term interests of our customers and shareholders. Our compensation setting process consists of establishing a base salary for each senior manager and designing an annual cash incentive (currently up to 5% of salary) for such manager to reward the achievement of specific operational goals. We only incentivize operational goals that add value for both our customers and our shareholders, such as increasing efficiency, ensuring a safe, adequate supply of water, reducing costs, improving customer service and expanding our service territory in order to gain economies of scale and spread fixed costs over a larger number of customers. Payouts for incentives that are not in the long-term interest of customers may not be considered prudent, and therefore, be recoverable through water rates granted by the Pennsylvania Public Utility Commission.

Base Salary. To assist us in establishing base salary in 2009, the Compensation Committee engaged SAJE, a nationally recognized consulting firm, to provide a survey of the compensation of senior management at York and at seven comparable investor-owned water utilities. These comparables included Aqua America, Inc., Aquarion Water Company, Middlesex Water Company, Pennichuck Water, San Jose Water Company, Suburban Water Systems and United Water. SAJE also determined relative measures of the relationship between the size and compensation of the companies included in the survey. Outside of this survey, SAJE provided no other services, and no other compensation consultants were engaged or consulted by the Board of Directors, the Compensation Committee, or management for any purpose.

Based upon an analysis of the base salary levels and trend lines developed using regression analysis reflected in the survey, we establish base salaries for our senior management. The base salary of the President and Chief Executive Officer and other Named Executive Officers is currently below the 25th percentile of the seven comparable investor-owned water utilities. We have chosen this level due to the relatively low level of complexity of the Company's business and operations as compared to many of the comparable investor-owned water utilities. We are a pure regulated water utility, while some of the comparables also have wastewater and other non-regulated businesses. We are a stand alone company with no subsidiaries, parent or holding company. We have one filtration plant and serve a relatively smaller number of customers in one state. Many of the comparables serve in multiple states and have many subsidiaries, and many filtration plants. In addition, there are issues specific to certain parts of the country such as water availability and regulatory environment that challenge some water utilities more than others. Finally, the cost of living in the geographic area in which our operations are located is lower than some of the comparables.

The base salary level of senior management will be reviewed annually to determine if the 25th percentile continues to be appropriate based on changes in our product line, the current regulatory environment, changes in water quality standards, competition for competent management and growth in our service territory, as well as other relevant factors.

In addition to the survey of comparable companies, the Compensation Committee also considers the value of the position to the Company, the performance of the executive and the length of service in the current position and with the Company.

Bonuses and Equity Compensation. We do not provide bonuses or equity compensation in the form of stock options to senior management. We do, however, offer an Employee Stock Purchase Plan to all employees, including senior management, on the same terms. Employees may purchase stock from the Company on a quarterly basis, at a 5% discount to market. Annual purchases under this plan may not exceed 10% of the employee's regular salary.

Cash Incentives. Our practice is to use cash awards to incentivize our senior managers to create value for our customers and shareholders. To that end, we adopted a Cash Incentive Plan in 2005, pursuant to which our Compensation Committee sets annual performance objectives and target incentive payment amounts. All of our managers participate in the plan, including our senior managers.

The plan is administered by the Compensation Committee, which has complete and final authority to, among other things, select participants, to determine the goals and circumstances under which incentive awards are granted, to grant awards and to construe and interpret the Plan. Decisions of the Compensation Committee with respect to the administration and interpretation of the Plan are final, conclusive and binding upon all participants.

The Compensation Committee has discretion to determine all performance objectives. In addition, the Committee may specify that any incentive award be conditioned upon achievement or satisfaction of business criteria or other measures of performance. One or more of the following business criteria or other measures of performance may be used by the Committee: (1) growth in revenues or assets; (2) earnings from operations; (3) net income or earnings per common share; (4) return on investment or return on equity; (5) stock price or shareholder return; and (6) strategic business criteria, consisting of meeting specified water quality standards, environmental or safety standards, affordability of rates and customer satisfaction standards. The Compensation Committee may exercise its discretion to eliminate, reduce or increase the amounts payable as incentive, subject to such business criteria or other measures of performance.

Under the plan, annual performance objectives are established no later than ninety (90) days after the beginning of any annual incentive period, which is usually a calendar year. Each performance objective carries with it a score of five (5) points. No points are awarded for partial achievement of performance objectives. Incentive awards are granted only if an overall score of seventy-five (75) percent of the available performance objective points are achieved. The Compensation Committee believes that achieving performance objectives should be the shared responsibility of management. Accordingly, if an overall score of seventy-five (75) percent of the available performance objective points is achieved, all participants receive their target incentive awards. If an overall score of less than seventy-five (75) percent of the available performance objectives is achieved, no participant receives any award.

The Compensation Committee set the performance objectives and target incentive awards for 2009 on January 26, 2009. For 2009, the Compensation Committee determined that the amount of the target cash incentive award would be 5% of the base salary as of December 31, 2009 for each management employee, including senior management employees. The Committee selected 5% as the target cash incentive award for 2009, and for all of the previous years since the plan's inception in 2005, after considering various factors. One such factor was the range of other benefits already provided by the Company. Another factor was the comparison of the Company's total salary and benefit package to the compensation packages paid by other comparable companies. A third factor was the level of motivation needed to achieve the established goals of the Company. Finally, the Compensation Committee considered how the plan would be perceived by the regulators, customers and shareholders. All of these factors together contributed to the Committee's decision to keep the target incentive relatively low as compared to other companies.

The 2009 performance objectives as determined by the Compensation Committee were: implement on-line bill pay, implement a service line protection plan, develop a nineteen-year meter change out plan, replace or reline 33,000 feet of pipe, develop an annual hydrant inspection plan, obtain regulatory approval of municipal contract, design and permit spillway improvements, conduct a customer attitude survey, implement a customer satisfaction survey, complete an equity offering, retire debt, reduce the number of billing cycles, complete recommendations of the management audit, develop a payment agreement reconciliation process and implement identity theft procedures.

On January 25, 2010, the Compensation Committee determined that our management had achieved at least seventy-five (75) percent of the performance objectives listed above for 2009, as well as the set business criteria for 2009, which was earnings per common share of $0.60. The Committee awarded the senior managers the amounts set forth in the 2009 Grants of Plan Based Awards Table below, which was the target incentive amount for each senior manager.

On January 25, 2010, the Compensation Committee determined performance objectives and target incentive amounts to be awarded under the plan for 2010. The performance objectives are: review and implement, if beneficial, a service line protection plan, update the valve maintenance program, reline or replace infrastructure amounting to 29,000 feet of pipe, design and

13

permit Lake Williams spillway improvements, complete a debt financing, implement a payment agreement reconciliation process, complete and successfully resolve a major rate case filing, complete phase 2 of the water treatment plant update and expansion project, implement paperless billing, implement an annual risk analysis and management plan, reach a successful bargaining unit agreement that provides for uninterrupted service, implement system-wide Scada (Supervisory Control and Data Acquisition) read-only access, develop an energy optimization protocol, implement new public notification rule, streamline the billing cycles and develop on-line policy and procedures manuals. The target incentive amounts for 2010, as determined by the Compensation Committee, are 5% of senior managers' base salary as of December 31, 2010 and the business criteria for 2010 is earnings per common share.

Severance Benefits. Other than Change in Control payments described below, we do not provide severance benefits to employees.

Retirement Plans.   We provide a traditional defined benefit pension plan. Senior management is entitled to benefits under the defined benefit pension plan upon retirement after the age of 55 on the same terms as other employees. The pension benefit is based on the years of service multiplied by the sum of $19.25 and 1-1/2% of that portion of the final average monthly earnings which are in excess of $400. The final average monthly earnings are the average of the employee's earnings for the highest consecutive sixty (60) complete months during the last one hundred and twenty (120) complete months immediately prior to the date the pension benefit calculation is made. Employees who terminate their employment prior to the age of 55 may elect to collect benefits upon attaining age 55.

We also provide a supplemental retirement program, which provides senior management with a retirement benefit after the age of 55 in addition to the defined benefit pension. The supplemental retirement program is designed to encourage senior management to stay with the Company until retirement. Generally, supplemental retirement benefits are made available to senior management and are payable to the executive or his or her beneficiary over 15 years beginning no earlier than age 60. The annual benefit payable under the supplemental retirement program is calculated by multiplying the number of years of service subsequent to December 31, 1983 by a predetermined annual retirement benefit unit as shown below:

Mr. Hines	$1,441
Ms. Miller	1,394
Mr. Hand	1,961
Mr. McIntosh	1,754
Mr. Bracey	1,471

The estimated annual benefit payable to Mr. Hines at normal retirement age under the supplemental retirement program is $53,333. The estimated annual benefit payable to Ms. Miller, Mr. Hand, Mr. McIntosh and Mr. Bracey at normal retirement age under the supplemental retirement program is $33,333. Benefits are paid monthly. Senior managers who terminate their employment prior to the age of 55 forfeit their supplemental retirement benefits.

We also provide a deferred compensation program to management. The deferred compensation program permits senior managers to defer up to 5% of salary over an eight (8) year period, with the Company matching the deferment up to 2-1/2% of salary. Mr. Hand and Mr. Bracey are the only named senior management members currently deferring salary. In 2009, Mr. Hand received annual matching benefits of $2,188, and Mr. Bracey received annual matching benefits of $1,565. Annually, the Company credits participants' deferred compensation balances with interest on the existing credit balance at a rate selected by the Company, currently equal to the December 31 rate of Moody's AAA Corporate Bond Yield. This rate amounted to 5.30% for 2009. Our deferred compensation program does not provide above-market or preferential earnings.

2009 credited earnings are shown in the "2009 Nonqualified Deferred Compensation" table. Payouts from this plan on retirement, termination, disability or death are described in detail below in the narrative discussion accompanying the 2009 Nonqualified Deferred Compensation Table.

Our senior managers may participate in our 401(k) savings plan on the same terms as other employees. We provide an annual maximum matching contribution of $2,240 per employee. Mr. Bracey did not participate in the plan in 2009. All other senior managers received the maximum matching contribution of $2,240 during 2009.

Change in Control. Our senior management has built York Water into the successful business that it is today. We believe that it is important to protect them in the event of a change of control and to protect the company from the distractions senior managers often suffer as a result of the uncertainties that frequently surround changes in control. Accordingly, in 2008 we entered into amended and restated agreements with each of our senior managers that provide for certain payments upon changes of control in consideration of such senior managers agreeing not to compete with us for a period of time following the termination of their employment. Most change in control payments are only paid if the senior manager in question is terminated in connection with a change in control. In certain circumstances, however, payments may be made to senior managers who do not terminate their employment for one year following a change in control of us. These payments incentivize our senior managers to continue their employment amid the uncertainty that often follows changes in control and thereby promotes stability for the company during such times. Change in control benefits are paid lump sum and are based on a multiple of base salary and cash incentive compensation. In the event of a change of control, we also continue health and other insurance benefits for up to one year depending on circumstances. The agreements are valid for an initial term of five years, and renew automatically for one-year periods after the first five years. The agreements terminate upon the employee reaching age 65 or terminating employment with the Company. The Company must provide 90 days notice to terminate the agreements. These agreements are described in more detail below under the heading "Potential Payments upon Termination or Change in Control."

Perquisites and Other Benefits. The primary perquisite for senior management is the use of York Water's vehicles for personal use. The most common personal use of York Water's vehicles by senior management is commuting to and from work. No member of senior management receives perquisites valued in the aggregate at $10,000 or more.

Senior management also participates in York Water's other benefit plans on the same terms as other employees. These plans include medical and health insurance, life insurance and employee stock plan discount.

Board Process. The Compensation Committee of the Board of Directors approves all compensation and awards to executive officers, which include the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and four vice presidents. The Compensation Committee reviews the performance and compensation of the Chief Executive and, following discussions with that individual, and a review of the data provided by SAJE, establishes his compensation level. For the remaining executive officers, the Chief Executive Officer makes recommendations to the Compensation Committee that generally are approved. With respect to the cash incentive awards, the Compensation Committee grants cash incentives when warranted.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with management, and based on that review and discussion, the Compensation Committee recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement.

George W. Hodges,	George Hay Kain III,	Thomas C. Norris,
Chairman	Member	Member

SUMMARY COMPENSATION TABLE

The following table sets forth information concerning compensation paid by the Company to senior managers or accrued by the Company for the senior managers in 2009, 2008 and 2007.

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value & Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Jeffrey R. Hines, P.E. President, Chief Executive Officer and Director	2009	237,685	12,100	75,282	4,922	329,989
	2008	215,085	11,056	124,314	4,484	354,939
	2007	146,914	7,415	463	2,240	157,032
Kathleen M. Miller Chief Financial Officer	2009	124,483	6,407	23,360	3,638	157,888
	2008	116,806	5,725	43,235	3,409	169,175
	2007	103,232	5,162	4,637	2,429	115,460
Joseph T. Hand Chief Operating Officer	2009	115,708	5,850	0,000	4,776	126,334
	2008	91,938	4,545	0,000	1,913	98,396
Bruce C. McIntosh Vice President- Human Resources	2009	107,825	5,375	56,586	3,639	173,425
	2008	105,098	5,118	109,839	3,411	223,466
	2007	99,412	4,971	9,080	2,240	115,703
Vernon L. Bracey Vice President- Customer Service	2009	97,965	4,950	25,908	3,720	132,543
	2008	95,572	4,667	37,162	3,381	140,782

2009 GRANTS OF PLAN BASED AWARDS

Non-Equity Incentive Awards. As described in the Compensation Discussion and Analysis under the heading "Cash Incentives," our practice is to award cash incentives based upon the achievement of diverse performance objectives. The performance objectives are established annually by the Compensation Committee, and are designed to recognize and reward the achievement of our goals and the creation of value for our customers and shareholders. The following table sets forth awards granted to our senior managers in 2009 pursuant to our incentive plan.

Name and Principal Position	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Target ($)
Jeffrey R. Hines, P.E. President, Chief Executive Officer and Director	12,100
Kathleen M. Miller Chief Financial Officer	6,407
Joseph T. Hand Chief Operating Officer	5,850
Bruce C. McIntosh Vice President-Human Resources	5,375
Vernon L. Bracey Vice President-Customer Service	4,950

The awards appearing in this table also appear in the Summary Compensation Table.

We do not grant equity incentive plan awards.

2009 PENSION BENEFITS

The table below sets forth the present value of accumulated benefits payable to each senior manager, including the number of years of credited service, under the Company's General and Administrative Pension Plan (a defined benefit pension plan) and its Supplemental Executive Retirement Plan. Detailed information on these plans can be found in the Compensation Discussion and Analysis above, under the heading "Retirement Plans."

Name and Principal Position	Plan Name	Years of Credited Service	Present Value of Accumulated Benefit ($)
Jeffrey R. Hines, P.E. President, Chief Executive Officer and Director	General and Administrative Pension Plan	19	197,023
Jeffrey R. Hines, P.E. President, Chief Executive Officer and Director	Supplemental Executive Retirement Plan	20	172,687
Kathleen M. Miller Chief Financial Officer	General and Administrative Pension Plan	13	85,833
Kathleen M. Miller Chief Financial Officer	Supplemental Executive Retirement Plan	6	45,294
Bruce C. McIntosh Vice President-Human Resources	General and Administrative Pension Plan	13	136,262
Bruce C. McIntosh Vice President-Human Resources	Supplemental Executive Retirement Plan	11	188,069
Vernon L. Bracey Vice President-Customer Service	General and Administrative Pension Plan	11	61,075
Vernon L. Bracey Vice President-Customer Service	Supplemental Executive Retirement Plan	6	51,758

All assumptions made in quantifying the present value of the accumulated benefits to the senior managers under these plans are described in Note 6 to the Company's Financial Statements included in our 2009 Annual Report to Shareholders. The present values are based upon a 6.00% discount rate. Mr. Hand was not vested in the General and Administrative Pension Plan and had no complete years of service under the Supplemental Executive Retirement Plan as of December 31, 2009. There were no payments made under these plans during the last fiscal year.

2009 NONQUALIFIED DEFERRED COMPENSATION

The table set forth below presents contributions, earnings and the balance at year-end (including tax savings) for the accounts of our senior managers under our deferred compensation program that is described in more detail in the Compensation Discussion and Analysis under the heading "Deferred Compensation."

Name and Principal Position	Executive Contribution	Company Contribution	Earnings	Distributions	Balance at Year-End
Jeffrey R. Hines, P.E. President, Chief Executive Officer and Director			2,682		89,697
Kathleen M. Miller, Chief Financial Officer			1,398		46,742
Joseph T. Hand, Chief Operating Officer	4,376	2,188	348		11,634
Bruce C. McIntosh, Vice President-Human Resources			1,399		46,799
Vernon L. Bracey Vice President-Customer Service	3,129	1,565	2,155		72,069

PAYOUT OF DEFERRED COMPENSATION ACCOUNTS

Payouts upon Retirement. Following a senior manager's retirement, a monthly retirement benefit will be paid to him or her for 120 months. This benefit will be equal to a percentage of his or her deferred income account immediately prior to retirement divided by the following factor (1 minus the corporate federal and state income tax rate for the Company immediately prior to retirement). Assuming a federal income tax rate of 34% and a state income tax rate of 9.99% for 2009, and assuming all senior managers were eligible for retirement as of December 31, 2009, the senior managers would receive the monthly benefits in the table that follows the next paragraph. The Company does not gross up the deferred compensation payout, but rather passes on the tax benefit the Company will realize when death benefit proceeds are received under corporate-owned life insurance policies which are in place in order to recoup the costs of the plan.

Payouts upon Disability. If a senior manager becomes disabled before his or her deferred income account has been distributed, a monthly retirement benefit will be paid to him or her for 120 months. This benefit will be equal to a percentage of his or her deferred income account immediately prior to the date he or she became disabled divided by the following factor (1 minus the corporate federal and state income tax rate for the Company immediately prior to the date he or she became disabled). Assuming a federal income tax rate of 34% and a state income tax rate of 9.99% for 2008, and assuming each senior manager became disabled as of December 31, 2009, such senior managers would receive the monthly benefits in the table that follows. Once again, the Company is not grossing up the benefit, but rather passing on tax savings it will realize in the future.

Name and Principal Position	Deferred Income Account Percentage (%)	Monthly Retirement Amount ($)
Jeffrey R. Hines, P.E., President, Chief Executive Officer and Director	1.110	996
Kathleen M. Miller, Chief Financial Officer	0.833	390
Joseph T. Hand, Chief Operating Officer	0.833	97
Bruce C. McIntosh, Vice President-Human Resources	0.833	390
Vernon L. Bracey, Vice President-Customer Service	0.833	601

Payouts upon Termination of Employment. If a senior manager's employment with the Company is terminated other than by death or disability before he or she is eligible for retirement, the amount of his or her contributions, without the Company's matching contribution and without accumulated interest credited to the deferred income account shall be distributed to such senior manager immediately upon his or her termination in a lump sum. Assuming each senior manager were terminated as of December 31, 2009, such senior managers would be entitled to receive the following lump sum payments:

Name and Principal Position	Lump Sum Payment Upon Termination ($)
Jeffrey R. Hines, P.E., President, Chief Executive Officer and Director	18,238
Kathleen M. Miller, Chief Financial Officer	10,216
Joseph T. Hand Chief Operating Officer	4,376
Bruce C. McIntosh, Vice President-Human Resources	10,021
Vernon L. Bracey, Vice President-Customer Service	24,369

The senior management deferrals have previously been reported in the salary column of the Summary Compensation Table in the year in which they were earned.

Payouts upon Death. If a senior manager were to die before distribution of his or her deferred income account has commenced, his or her beneficiary would receive a death benefit in an amount equal to the higher of $150,000 or the senior manager's deferred income account immediately prior to his or her death divided by the following factor (1 minus the corporate federal and state income tax rate for the Company immediately prior to the date of death). The death benefit determined as above will be paid to beneficiaries in a lump sum. Assuming death benefits for each senior manager became payable as of December 31, 2009, such senior manager's respective beneficiaries would be entitled to receive the following lump sum payments:

Name and Principal Position	Beneficiary Death Benefit ($)
Jeffrey R. Hines, P.E., President, Chief Executive Officer and Director	150,000
Kathleen M. Miller, Chief Financial Officer	150,000
Joseph T. Hand Chief Operating Officer	150,000
Bruce C. McIntosh, Vice President-Human Resources	150,000
Vernon L. Bracey, Vice President-Customer Service	150,000

POTENTIAL PAYMENTS UPON TERMINATION OR A CHANGE IN CONTROL

Description of Change in Control Agreements. We have entered into Amended and Restated Change in Control Agreements with each member of senior management that provide for payments to them under certain circumstances in connection with a change in control in consideration of such senior managers agreeing not to compete with us for a period of time following the termination of their employment.

Under all agreements, generally a "change in control" will occur if:

- Any person or affiliated group (with limited exceptions) becomes the beneficial owner in the aggregate of 50 percent or more of all of our voting securities;

- A majority of our Board of Directors is involuntarily removed or defeated for re-election to our Board of Directors (for example, as a result of a proxy contest);

- We are party to a merger or reorganization pursuant to which the holders of our voting securities prior to such transaction become the holders of 50 percent or less of the voting securities of the new merged or reorganized company; or

- The Company is liquidated or dissolved, or all of its assets are sold to a third party;

In each circumstance described above, our Board of Directors may make a determination that the circumstances do not warrant the implementation of the provisions of the agreement, and in such case, the change in control will not trigger any payments under the agreements.

All payments under the agreements are triggered by the occurrence of a change in control of us, and most payments also require that the relevant senior manager's employment also be terminated. The amounts of payments to our senior managers under these agreements vary depending on the timing of the change in control and the timing and manner of the termination of employment. Generally, the manner of termination is divided into four categories.

A "for cause" termination results from:

- misappropriation of funds or any act of common law fraud;
- habitual insobriety or substance abuse;
- conviction of a felony or any crime involving moral turpitude;
- willful misconduct or gross negligence by the senior manager in the performance of his duties;
- the willful failure of the senior manager to perform a material function of his duties; or
- the senior manager engaging in a conflict of interest or other breach of fiduciary duty.

A "good reason" termination occurs when the senior manager terminates his own employment following a change in control and after one or more of the following has occurred:

- the Company has breached the change in control agreement;
- the Company has significantly reduced the authority, duties or responsibilities of the senior manager or reduced his base compensation or annual bonus compensation opportunity;
- the Company has reduced the senior manager from the employment grade or officer positions which he or she holds; or
- the Company has transferred the senior manager, without his or her express written consent, to a location that is more than 50 miles from his or her principal place of business immediately preceding the change of control.

A voluntary termination is the termination by the senior manager of his or her own employment under circumstances that would not be a "good reason" termination. Examples are ordinary retirement or leaving the Company to seek other job opportunities.

An involuntary termination is a termination in connection with a change in control that is not a "for cause" termination, a good reason termination or a voluntary termination.

Payouts under Change in Control Agreements. Under the agreements, all senior managers are entitled to payment in the case of an involuntary termination or a good reason termination within some time period surrounding a change in control of us (generally six months prior to or one year following a change in control). Payments are paid in lump sums and are based on a multiple of base salary and cash incentive compensation earned by the senior manager in the preceding 12 months. We call this amount "base pay." Additionally, Messrs. Hines, Hand, Bracey, and McIntosh, and Ms. Miller are entitled to payment of "stay bonuses" if they remain employed by us for one year following a change in control, and smaller stay bonuses if they remain employed for at least three months following a change in control and then voluntarily terminate their employment more than three months but less than one year following a change in control. Finally, our senior managers are entitled to have their health and welfare benefits continue for periods of up to one year following the termination of their employment (subject to such benefits terminating or such senior manager becoming covered by the benefit plans of another employer).

The table below sets forth the relevant base pay multiples, lump sum payout amounts and the value of continued benefits our senior managers would receive under various circumstances under their change in control agreements. For the purposes of this table, we have assumed that a change in control occurred on December 31, 2009.

Name	Multiple of Base Pay	Lump Sum Payment Amount ($)	Health and Other Insurance Benefits ($) (1)	Total ($)
Jeffrey R. Hines, P.E.				
Involuntary termination or good reason termination.	2.99 times	746,857	3,588	750,454
Voluntary termination more than 3 months but less than one year after a change in control.	.25 times	62,446	3,588	66,043
Continuing employment for one year after a change in control.	.5 times	124,893	3,588	128,490
Kathleen M. Miller				
Involuntary termination or good reason termination.	.5 times	65,445	6,177	71,314
Voluntary termination more than 3 months but less than one year after a change in control.	.25 times	32,723	6,177	38,592
Continuing employment for one year after a change in control.	.5 times	65,445	6,177	71,314

Name	Multiple of Base Pay	Lump Sum Payment Amount ($)	Health and Other Insurance Benefits ($) (1)	Total ($)
Joseph T. Hand				
Involuntary termination or good reason termination.	.5 times	60,779	342	61,131
Voluntary termination more than 3 months but less than one year after a change in control.	.25 times	30,390	342	30,742
Continuing employment for one year after a change in control.	.5 times	60,779	342	61,131
Bruce C. McIntosh				
Involuntary termination or good reason termination.	.5 times	56,600	7,644	64,254
Voluntary termination more than 3 months but less than one year after a change in control.	.25 times	28,300	7,644	35,954
Continuing employment for one year after a change in control.	.5 times	56,600	7,644	64,254
Vernon L. Bracey				
Involuntary termination or good reason termination.	.5 times	51,458	9,754	61,222
Voluntary termination more than 3 months but less than one year after a change in control.	.25 times	25,729	9,754	35,493
Continuing employment for one year after a change in control.	.5 times	51,458	9,754	61,222

(1) The value of health benefits was determined using the estimated rates applicable under the Comprehensive Omnibus Budget Reconciliation Act (COBRA) for terminated employees.

Payment of the lump sum payments under the change in control agreements is contingent upon the senior manager executing a standard release. The change in control agreements also contain non-competition provisions that generally require that, a senior manager will not, while he or she is employed by us and for one year following the termination of his or her employment by us:

- participate in the ownership, management, operation, control or financing of, or be connected as an officer, director, employee, partner, principal, agent, representative, consultant or otherwise with or use or permit his or her name to be used in connection with, any business or enterprise engaged in by us within our franchised territory;
- solicit or attempt to convert any account or customer of the Company to another supplier; or
- solicit or attempt to hire any employee of the Company.

Any breach of this non-competition agreement can result in damages being awarded to the Company, including the amount of one-half of any lump sum payments described above.

Other Payouts. The senior managers will also be entitled to the payouts of their pension and supplemental retirement accounts upon retirement and payout of their deferred compensation accounts upon termination of their employment with us.

Using the assumptions described in Note 6 to the Company's Financial Statements included in our 2009 Annual Report to Shareholders, and assuming that all of our senior managers remain with the Company until reaching age 55 (or, for those who are currently older than age 55, assuming they retired as of December 31, 2009) our senior managers have earned monthly benefits under the pension plan and supplemental retirement plan as follows:

Name	**Plan Name**	**Monthly Benefit ($)**
Jeffrey R. Hines, P.E.	General and Administrative Pension Plan	4,396
Jeffrey R. Hines, P.E.	Supplemental Executive Retirement Plan	2,402
Kathleen M. Miller	General and Administrative Pension Plan	1,964
Kathleen M. Miller	Supplemental Executive Retirement Plan	697
Bruce C. McIntosh	General and Administrative Pension Plan	1,864
Bruce C. McIntosh	Supplemental Executive Retirement Plan	1,608
Vernon L. Bracey	General and Administrative Pension Plan	1,447
Vernon L. Bracey	Supplemental Executive Retirement Plan	735

Joseph T. Hand has not vested in the General and Administrative Pension Plan, and he has not yet completed a full year of service under the Supplemental Executive Retirement Plan.

Our senior managers will also be entitled to be paid the amounts described in the narrative discussion accompanying the 2009 Nonqualified Deferred Compensation Table above in the manner described in that section.

2009 DIRECTOR COMPENSATION

Director	Fees Earned Paid in Cash	All Other Compensation	Total Compensation
Thomas C. Norris, Chairman of the Board	35,700		35,700
Cynthia A. Dotzel, CPA	20,100		20,100
John L. Finlayson	28,300		28,300
Michael W. Gang. Esq.	25,350		25,350
George W. Hodges	23,800		23,800
George Hay Kain III	20,900		20,900
William T. Morris, P.E.	21,750		21,750
Jeffrey S. Osman	23,150	21,938	45,088
Ernest J. Waters	22,300		22,300

Director Fees Earned. In consideration of the services they provide to us, directors who are not regular full-time employees are entitled to receive $13,200 per year plus $700 for attendance at each regular and special meeting of the Board of Directors. Audit Committee members are entitled to receive $800 for attendance at each regular or special meeting of the Audit Committee. The chairperson of the Audit Committee receives $1,500 for attendance at each Audit Committee meeting. All other committee members (excluding the Executive Committee) who are not regular full-time employees are entitled to receive $700 for attendance at each Committee meeting. The chairperson of each Committee (excluding the Executive and Audit Committees) receives $900 for attendance at Committee meetings. Executive Committee members are entitled to receive $750 for attendance at each Committee meeting, and the Chairperson of the Executive Committee receives $1,000 for attendance at Committee meetings. Directors who are also current employees of the Company receive no additional compensation for Board service.

Mr. Osman provided regulatory and other consulting services to the Company in 2009 in the amount of $21,938 which is shown in the All Other Compensation column of the above table.

No perquisites are provided to Directors.

There were 9 Board of Directors' Meetings during calendar year 2009. All Directors attended at least 89% of the scheduled Board of Directors and committee meetings.

DISCLOSURE OF RELATED PARTY TRANSACTIONS

The Board has adopted a written policy setting forth procedures for the review, approval and monitoring of transactions involving the Company and any related persons (directors, nominees for directors, 5% security holders, and executive officers or their immediate family members). Under the policy (and our Audit Committee Charter), the Audit Committee is responsible for reviewing and approving all transactions involving the Company in which any related person has a direct or indirect interest, regardless of amount. The Audit Committee intends to approve only those related party transactions that are on terms no less favorable to the Company than could be obtained from independent third parties and are otherwise in, or are not inconsistent with, the best interests of the Company and its shareholders.

In furtherance of this policy, the Company's Board of Directors has adopted a Code of Conduct applicable to all Directors, officers and employees, which generally requires the reporting to management of transactions or opportunities that constitute conflicts of interest so that they may be avoided. Our Code of Conduct is available on our web site, on the Corporate Governance page at www.yorkwater.com.

The Company does not have any material related party transactions in which a related person has a direct or indirect benefit.

The Audit Committee reviewed the related party transaction between Director Michael W. Gang, Esq., an attorney of Post & Schell PC, and the Company. The Company paid Post & Schell PC $46,600 for regulatory legal services during 2009 and plans to continue to use Post & Schell PC in 2010. The amount paid represents less than 1% of Post & Schell PC revenue. Mr. Gang is not a controlling shareholder of the firm. The Committee determined that the relationship does not create a conflict of interest or impair Mr. Gang's judgment with respect to Board member responsibilities.

REPORT OF THE AUDIT COMMITTEE

The Company's Audit Committee (the "Committee") consists of four non-employee Directors who are "independent Directors" as defined by Nasdaq. The Board of Directors has determined that each member of the Audit Committee is financially literate. In January 2003, the Board of Directors adopted an amended and restated written charter for the Audit Committee. A copy of the Audit Committee Charter is available on the Company's website, on the Corporate Governance page at www.yorkwater.com.

The Audit Committee reviews the Company's financial reporting process on behalf of the Board, reports to the Securities and Exchange Commission on Forms 10-Q and 10-K and releases of earnings. In addition, the Committee selects, subject to shareholder ratification, the Company's independent registered public accounting firm.

The Board of Directors has determined that John L. Finlayson, Chairman of the Audit Committee, is an Audit Committee financial expert within the meaning of the applicable SEC rules. Mr. Finlayson is a former Certified Public Accountant, and has an understanding of generally accepted accounting principles and financial statements, as well as the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves. Mr. Finlayson is experienced in the preparation and auditing of financial statements of public companies, and has an understanding of accounting estimates, internal control over financial reporting, and audit committee functions. He is independent of management.

On October 1, 2009 the Company was notified that the audit practice of Beard Miller Company LLP ("Beard") an independent registered public accounting firm, was combined with ParenteBeard LLC ("ParenteBeard") in a transaction pursuant to which Beard combined its operations with ParenteBeard and certain of the professional staff and partners of Beard joined either as employees or partners of ParenteBeard. On October 1, 2009, Beard resigned as the auditors of the Company and with the approval of the Audit Committee of the Company's Board of Directors, ParenteBeard was engaged as its independent registered public accounting firm for the year ended December 31, 2009.

Prior to engaging ParenteBeard, the Company did not consult with ParenteBeard regarding the application of accounting principles to a specific completed or contemplated transaction or regarding the type of audit opinions that might be rendered by ParenteBeard on the Company's financial statements, and ParenteBeard did not provide any written or oral advice that was an important factor considered by the Company in reaching a decision as to any such accounting, auditing or financial reporting issue.

There are no disagreements with ParenteBeard or Beard, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures. The audit reports of ParenteBeard and Beard do not contain any adverse opinion or disclaimer of opinion, nor are they qualified or modified as to uncertainty, audit scope or accounting principles.

Management is responsible for the Company's internal controls and the financial reporting process. The independent registered public accounting firm is responsible for performing an integrated audit of the Company's financial statements in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB)(United States) and to issue reports thereon. The Committee's responsibility is to monitor and oversee these processes.

In this context, the Committee has met and held discussions with management and the independent registered public accounting firm (ParenteBeard). Management represented to the Committee that the Company's audited financial statements were prepared in accordance with generally accepted accounting principles, and the Committee has reviewed and discussed the audited financial statements with management and ParenteBeard. The Committee also reviewed with ParenteBeard the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees), and auditor independence from the Company and its management, and has received the written disclosures and the letter required by the PCAOB.

The Committee met with ParenteBeard, with and without management present, to discuss the overall scope and plans for their audits, the results of their examinations, the evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

Based upon the Committee's discussions with management and ParenteBeard and the Committee's review of the representations of management and ParenteBeard's report to the Committee, the Committee recommended that the Board include the audited financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2009 for filing with the SEC.

John L. Finlayson, Chairman

| Cynthia A. Dotzel, Member | George W. Hodges, Member | Thomas C. Norris, Member |

PROPOSAL 3
RATIFICATION OF
APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has approved the appointment of ParenteBeard LLC, as the independent public registered accounting firm to audit the financial statements of the Company for the year 2010. ParenteBeard LLC audited the Company's financial statements for the year ended December 31, 2009, and Beard Miller Company LLP audited the 2008 and 2007 statements. There have been no disagreements between the Company and ParenteBeard LLC concerning the Company's financial statements. It is intended that, unless otherwise specified by the shareholders, votes will be cast pursuant to the proxy hereby solicited in favor of the appointment of ParenteBeard LLC.

Audit fees and all professional services to be rendered by ParenteBeard LLC are approved by the Company's Audit Committee. The Board considers the possible effect on auditors' independence of providing non-audit services prior to the service being rendered, but the Board does not anticipate significant non-audit services will be rendered during 2010.

The following table presents fees for services provided by ParenteBeard LLC (Beard Miller Company LLP) for 2009 and 2008:

	2009	**2008**
Audit Fees (1)	152,512	144,664
Audit Related Fees (2)	21,083	13,633
Tax Fees (3)	8,400	9,710
All Other Fees (4)		100
	181,995	168,107

(1) Professional services rendered for 2009 include (a) the audit of the Company's annual financial statements, (b) the review of the financial statements included in the Company's Quarterly Reports on Form 10-Q, (c) the audit of the effectiveness of internal control over financial reporting, and (d) consent and comfort letters in connection with registration and equity offering statements. Professional services rendered for 2008 include (a) the audit of the Company's annual financial statements, (b) the review of the financial statements included in the Company's Quarterly Reports on Form 10-Q, (c) the audit of the effectiveness of internal control over financial reporting, and (d) consent and comfort letters in connection with registration and debt offering statements.
(2) Audit related fees include research on accounting issues, limited scope audits of the Company's 401(k) and general and administrative pension plans in 2009, and accounting research and a limited scope audit of the Company's 401(k) plan in 2008.
(3) Tax fees include preparation of the federal income tax return and other tax matters.
(4) Other fees (2008) include two educational seminars conducted by ParenteBeard LLC (Beard Miller Company LLP) and attended by Company personnel.

The Audit Committee approves in advance any audit or non-audit services provided by outside auditors. During 2009 and 2008, there were no exceptions to the Audit Committee's pre-approval requirements.

Representatives of ParenteBeard LLC are expected to be present at the Annual Meeting. Representatives of ParenteBeard LLC will have an opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

Adoption of this proposal requires the affirmative vote of a majority of the votes cast by all shareholders entitled to vote at the Annual Meeting. The Board of Directors unanimously recommends a vote **"FOR"** this proposal. It is understood that even if the selection of ParenteBeard LLC is ratified by the shareholders, the Audit Committee, in its discretion, may direct the appointment of a new independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company and its shareholders.

DISCRETIONARY AUTHORITY

The notice of Annual Meeting of Shareholders calls for the transaction of such other business as may properly come before the meeting. The Board of Directors has no knowledge of any matters to be presented for action by the shareholders at the meeting other than is hereinbefore set forth. In the event additional matters should be presented, however, the proxies will exercise their discretion in voting on such matters.

COMMUNICATION WITH THE BOARD OF DIRECTORS

A shareholder who wishes to communicate with the Board of Directors or specific individual Directors, may do so by directing a written request addressed to such Directors or Director in care of the Secretary of The York Water Company, at the address appearing on the first page of this proxy statement. Communication(s) directed to members of the Board of Directors who are not non-management Directors will be relayed to the intended Board member(s) except to the extent that it is deemed unnecessary or inappropriate to do so pursuant to the procedures established by a majority of the independent Directors. Communications directed to non-management Directors will be relayed to the intended Board member(s) except to the extent that doing so would be contrary to the instructions of the non-management Directors. Any communication so withheld will nevertheless be made available to any non-management Director who wishes to review it.

SHAREHOLDER PROPOSALS AND NOMINATIONS FOR DIRECTORS

In accordance with the Company's bylaws, shareholder's proposals and nominations for Directors for consideration at the 2011 Annual Meeting of Shareholders must be received by the Company in writing prior to February 1, 2011.

OTHER MATTERS

The Company's Board of Directors has adopted a Code of Conduct applicable to all Directors, officers and employees. Our Code of Conduct constitutes a "code of ethics" as required by Item 406 of Regulation S-K. There were no waivers of the Code made for any Director, officer or employee during 2009. A copy of the Code of Conduct was filed with the Securities and Exchange Commission as Exhibit 14 to the Company's Annual Report on Form 10-K for the year ended December 31, 2002. The Code of Conduct is also available, free of charge, on our website, on the Corporate Governance page at www.yorkwater.com. The Company intends to disclose amendments to, or Director, officer and employee waivers from, the Code of Conduct, if any, on its website, or by Form 8-K to the extent required.

Further information regarding the Company is set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which has been filed with the Securities and Exchange Commission. The Form 10-K (including financial statements and schedules) may be obtained free of charge by writing to: The York Water Company, 130 East Market Street, York, Pennsylvania 17401. Copies of exhibits to the Form 10-K will be furnished upon request and the payment of a reasonable fee. The Form 10-K is also available, free of charge, on the Investor Relations page of the Company's website at www.yorkwater.com.

A copy of the Company's Annual Report to Shareholders, which includes financial statements, does not form part of the proxy solicitation materials. The Annual Report to Shareholders is also available, free of charge, on the Investor Relations page of the Company's website at www.yorkwater.com.

EXHIBIT A

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
THE YORK WATER COMPANY

Article I.

The name of the Corporation is The York Water Company.

Article II.

The address of the registered office of the Corporation in this Commonwealth is 130 East Market Street, York, Pennsylvania 17401.

Article III.

The purpose or purposes for which the corporation is incorporated are:

(a) To engage in, and do any lawful act concerning, any or all lawful business for which a corporation may be incorporated under the Business Corporation Law.

(b) To supply water to the public in the following municipalities or portions thereof in the Commonwealth of Pennsylvania, and to such persons residing therein or adjacent thereto as may desire the same:

All of the City of York, the Boroughs of East Prospect, Glen Rock, Hellam, Jacobus, Jefferson, Longanville, Manchester, Mount Wolf, New Freedom, New Salem, North York, Railroad, Seven Valleys, Shrewsbury, Spring Grove, West York, Wrightsville, York Haven and Yorkanna and the Townships of East Manchester, Hellam, Manchester, Shrewsbury, Springfield, Spring Garden, Springettsbury and West Manchester, and parts of the Townships of Codorus, Conewago, Hopewell, Jackson, Lower Windsor, Newberry, North Codorus, North Hopewell, Windsor and York, all in the County of York and Commonwealth of Pennsylvania.

(c) To divert, develop, pump, impound, distribute or furnish water from either surface or subsurface sources to or for the public in the territory described in clause (b) of this Article III and also in such additional territory within the Commonwealth of Pennsylvania as may be specifically described in Application Docket proceedings hereafter voluntarily commenced by the corporation (pursuant to appropriate resolutions of the Board of Directors duly entered upon the minutes of the corporation) before the Pennsylvania Public Utility Commission or its successor in office for the purpose of enlarging the territory in which the corporation may lawfully offer, render, furnish or supply water to the public.

(d) To engage in all other matters incidental to any or all of such purposes.

Article IV.

The term for which the Corporation is to exist is perpetual.

Article V.

The aggregate number of shares which the Corporation shall have authority to issue is 47,000,000 shares, divided into 46,500,000 shares of Common Stock, without par value, and 500,000 shares of Series Preferred Stock without par value. At any meeting of the shareholders, each holder of Common Stock shall be entitled to one vote per share. Holders of Common Stock shall not have the right to cumulate their votes for the election of directors of the Corporation. The board of directors shall have the full authority permitted by law to determine the voting rights, if any, and designations, preferences, qualifications, limitations, restrictions, and the special or relative rights of any class or any series of any class of the Series Preferred Stock that may be desired.

Any or all classes and series of shares, or any part thereof, may be represented by uncertificated shares to the extent determined by the Board of Directors, except that any shares represented by a certificate that are issued and outstanding shall continue to be represented thereby until the certificate is surrendered to the Corporation.



THE YORK WATER COMPANY
130 E. MARKET STREET
BOX 15089
YORK, PA 17405

"That good York water"
SINCE 1816

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VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

— M20122-P89971 — — — — — — — — KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. | DETACH AND RETURN THIS PORTION ONLY

THE YORK WATER COMPANY

Directors recommend a vote "FOR" Items 1, 2 and 3.

	For All	Withhold All	For All Except
Vote on Directors	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

_____

1. ELECTION OF DIRECTORS
   Nominees:
   01) William T. Morris
   02) Jeffrey S. Osman
   03) Cynthia A. Dotzel, CPA

Vote on Proposals

	For	Against	Abstain
2. ELIMINATE CUMULATIVE VOTING To approve an amendment of our Amended and Restated Articles of Incorporation to eliminate cumulative voting.	☐	☐	☐
3. APPOINT PARENTEBEARD LLC AS AUDITORS To ratify the appointment of ParenteBeard LLC as auditors.	☐	☐	☐

4. DISCRETIONARY AUTHORITY
   To transact such other business as may properly come before the Meeting and any adjournment thereof according to the proxies' discretion and in their discretion.

To cumulate votes as to a particular nominee as explained in the Proxy Statement, check box to the right then indicate the name(s) and the number of votes to be given to such nominee(s) on the reverse side of this card. Please do not check box unless you want to exercise cumulative voting.   ☐

NOTE: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Please indicate if you plan to attend this meeting.   ☐   ☐
Yes   No

_____ _____
Signature [PLEASE SIGN WITHIN BOX]   Date

_____ _____
Signature (Joint Owners)   Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement, Annual Report and Shareholder Letter are available at www.proxyvote.com.

M20123-P89971

The York Water Company
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF
THE YORK WATER COMPANY

Proxy - Annual Meeting of Shareholders
May 3, 2010

The undersigned, a Shareholder of The York Water Company, a Pennsylvania corporation (the "Company"), does hereby appoint John L. Finlayson, Thomas C. Norris, and Ernest J. Waters, and each of them, the true and lawful attorneys and proxies with full power of substitution, for and in the name, place and stead of the undersigned, to vote all of the shares of Common Stock of the Company which the undersigned would be entitled to vote if personally present at the Annual Meeting of Shareholders of the Company to be held Monday, May 3, 2010 at 1:00 p.m. local time at the Strand-Capitol Performing Arts Center, 50 North George Street, York, Pennsylvania or at any adjournment thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1 THROUGH 3.

Cumulative voting	NAME OF CANDIDATE	# OF VOTES CAST
1.1	_____	_____
1.2	_____	_____
1.3	_____	_____

(If you exercised cumulative voting, please mark corresponding box on the reverse side.)

(Continued and to be signed on reverse side)